Shurgard Storage Centers, Inc.
   Exhibit (11) - Statement Re:  Computation of Earnings per Share



                                       Three Months   Nine Months
                                           Ended         Ended
Primary Earnings per Share            Sept. 30, 1994  Sept. 30,1994


  Net Income                            $6,004,000     $12,617,000

  Weighted average common and common
     equivalent shares outstanding:

     Weighted average common
        shares outstanding              16,983,887     16,983,887

     Net effect of dilutive stock options -
       based on treasury stock method
       using average market price            5,852          5,852

     Total                              16,989,739     16,989,739

  Primary earnings per common and common
     equivalent share                        $0.35          $0.74

Fully-diluted Net Income Per Common and Common
Equivalent Share

     The Company has no further dilutive securities.